Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Scotiabank announces dividend on common shares

     TORONTO, Aug. 26 /CNW/ - Notice is hereby given that The Bank of Nova
Scotia has declared dividends on the outstanding shares of the Bank for the fourth quarter ending October 31, 2008, as follows:

     <<
     -   Common Shares, Dividend No. 557 of $0.49 per share
     -   Non-Cumulative Preferred Shares Series 12, Dividend No. 41 of
         $0.328125 per share
     -   Non-Cumulative Preferred Shares Series 13, Dividend No. 14 of
         $0.30 per share
     -   Non-Cumulative Preferred Shares Series 14, Dividend No. 7 of
         $0.28125 per share
     -   Non-Cumulative Preferred Shares Series 15, Dividend No. 6 of
         $0.28125 per share
     -   Non-Cumulative Preferred Shares Series 16, Dividend No. 4 of
         $0.328125 per share
     -   Non-Cumulative Preferred Shares Series 17, Dividend No. 3 of
         $0.35 per share
     -   Non-Cumulative Preferred Shares Series 18, Dividend No. 2 of
         $0.3125 per share
     -   Non-Cumulative Preferred Shares Series 20, Dividend No. 2 of
         $0.3125 per share
     >>

     Holders may elect to have their dividends reinvested in additional common shares of the Bank in accordance with the Bank's Shareholder Dividend and
Share Purchase Plan (the "Plan"). Under the Plan, the Bank determines whether the additional common shares are purchased on the secondary market or issued by the Bank from treasury. At this time, the Bank has decided to issue shares from treasury with a two per cent discount from the Average Market Price (as defined in the Plan) until such time as the Bank elects otherwise. Most recently, the common shares payable under the Plan have been issued from treasury with no discount to the Average Market Price. This change will be effective in respect of the Q4 2008 Dividend.
     Any registered holder of record wishing to join the Plan can obtain an
Enrolment Form from the Bank's Transfer Agent, Computershare Trust Company of
Canada or from the Bank's website, www.scotiabank.com. Beneficial or non-registered holders of the Bank's common shares must contact their financial institution or broker to participate.
     In order to participate in time for the Q4 2008 Dividend, Enrolment Forms for registered holders must be received by Computershare Trust Company of
Canada, 100 University Avenue, Toronto, Ontario M5J 2Y1 before the close of business on October 7, 2008. Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.
     Registered participants in the Plan who would prefer to receive a cash dividend rather than reinvest their dividends may terminate their participation in the Plan by giving written notice to Computershare Trust
Company of Canada at the above address, to be received by no later than
October 6, 2008 in order to be effective for the October 29, 2008 dividend payment. Non-registered participants in the Plan should contact their financial institution or broker in advance of October 6, 2008 for instructions on how to terminate participation so that the Q4 2008 Dividend is not reinvested on or after October 29, 2008.

     The securities referenced above have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any state securities laws, and may not be offered, sold, directly or indirectly, or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

     %SEDAR: 00001289EF          %CIK: 0000009631

     /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Paula Cufre, Scotiabank Public Affairs, (416)
933-1093/
     (BNS. BNS)

CO:  Scotiabank; Scotiabank - Financial Releases

CNW 11:25e 26-AUG-08